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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                              REDBACK NETWORKS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

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                                      n/a*
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                 Dennis P. Wolf
  Senior Vice President of Finance and Administration, Chief Financial Officer
                             and Corporate Secretary
                              Redback Networks Inc.
                                 250 Holger Way
                           San Jose, California 95134
                                 (408) 571-5000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   ----------

                                   Copies to:

      Page Mailliard, Esq.                         Thomas L. Cronan III, Esq.
Wilson Sonsini Goodrich & Rosati                     Redback Networks Inc.
       650 Page Mill Road                                250 Holger Way
Palo Alto, California 94304-1050                   San Jose, California 95134
         (650) 493-9300                                  (408) 571-5000

                            CALCULATION OF FILING FEE

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       Transaction Valuation                     Amount of Filing Fee
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               N/A                                       N/A
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[_]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not Applicable
                    Form or Registration No.: Not Applicable
                          Filing party: Not Applicable
                           Date filed: Not Applicable

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 757209101.

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Redback Networks Inc. ("Redback" or the "Company") has not yet commenced the voluntary stock option replacement program described below. Upon commencement of the program, Redback will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Replace, Election Form and other related documents. Employees of Redback who are option holders are strongly encouraged and advised to read the Schedule TO and related exhibits, including the Offer to Replace, Election Form and other related documents, when these documents become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all eligible employees of Redback. Additional copies of these documents may be obtained without charge by eligible employees of Redback by contacting the person specified in those documents. We strongly urge eligible employees to read all the materials carefully and understand the risks before making any decision about the program. We also strongly encourage eligible employees to consult their own tax and financial advisors before making any decision about the program.

         This filing relates solely to a preliminary communication, which does not constitute an offer to replace, made by Redback before the commencement of an anticipated voluntary stock option replacement program. Redback's Form 10-Q for the quarterly period ended June 30, 2001, as filed with the Securities and Exchange Commission (the "SEC") on August 14, 2001, contains the following statement regarding Redback's anticipated voluntary stock option replacement program. The Form 10-Q is incorporated herein by reference.

 [TEXT OF STATEMENT INCLUDED IN REDBACK'S FORM 10-Q AS FILED WITH THE SEC ON
                                AUGUST 14, 2001]

         Voluntary stock option replacement program

         On August 8, 2001, the Board of Directors approved a plan to provide for a voluntary exchange of employee stock options. Under the terms of the plan, employees will generally be allowed to cancel existing options issued prior to August 1, 2001 that have an exercise price greater than $6.50 per share. In return, employees will receive new grants of non-qualified stock options with a five-year term. Vesting will commence on August 8, 2001 for the new options and the vesting period will be reset. The new options will have the same type of vesting schedule (i.e. 48 month, 12 month etc.) as the awards being replaced. Options with a current exercise price of $6.50 - $40 per share will be exchanged one for one, options with an exercise price of $40.01 - $80 per share will be exchanged one for five and options with an exercise price greater than $80 per share will be exchanged one for ten. The exercise price for the replacement options will be closing price of the Company's common stock on August 8, 2001 for Section 16 (b) Executive Officers and the lower of the closing price of the Company's common stock on August 8, 2001; or the closing price of the Company's common stock on the date the new options are granted. The exact date of the commencement of the program has yet to be determined. Promptly after the expiration date of the offer, all validly tendered options accepted for replacement will be cancelled and the new options will be granted.

         If all employees elect to participate in the plan, approximately 24 million options held by employees will be replaced with approximately 16 million options. The plan will result in variable accounting treatment for all of the options exchanged, as well as for certain options granted in the six month period following the exchange. Under variable accounting, the Company will record stock compensation expense that will fluctuate based on a number of factors including changes in quoted prices for the Company's common stock and actual vesting, exercises, forfeitures and cancellations.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             REDBACK NETWORKS INC.


                                             /s/    Dennis P. Wolf
                                             -----------------------------------
                                             Dennis P. Wolf
                                             Senior Vice President of Finance
                                             and Administration, Chief Financial
                                             Officer and Corporate Secretary


Date: August 16, 2001